VIATECH CORP.

Mikolase Alse, 586

Cesky Brod, Czech Republic 28201

Tel. (702) 425-4104

Email: viatechcorporation@gmail.com

July 24, 2012

Mr. Edwin Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Viatech Corp.

       Registration Statement on Form S-1

       File No. 333-181683

        Filed May 25, 2012

Dear Mr. Kim:

Viatech Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 20, 2012 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on May 25, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. On page 26, you disclose that “sales by the Company must be made at the fixed price of $.01 until a market develops for the stock.” On your facing page, you checked the box indicating that this offering will be made on a delayed or continuous basis pursuant to Rule 415. Please reconcile these disclosures with your prospectus cover page, which indicates that you are offering shares of common stock for $0.01 per share for up to 240 days.

Our response: We have reconciled these disclosures in accordance with the comments of the Commission.

2. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Our response: The Company intends to file a Form 8-A to register its common stock under Section 12(g) of the Exchange Act upon the effectiveness of the Form S-1.

3. Please consider describing the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

Our response: The Company has described the exemptions available to it as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and upon which it intends to rely in the Management’s Discussion and Analysis section and the last risk factor under the heading “Risks Associated To Our Business” of the Form S-1 filed with the Commission on May 25, 2012.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: We do not have any written materials and there is no any broker or dealer that is participating or will participate in our offering.

Risk Factors, page 6

5. Please add a risk factor that discloses your lack of corporate governance due to your size and lack of independent directors. For example, you do not have an audit, nominating, or compensation committee. Further, since your bylaws provide for actions by majority written consent in lieu of holding a meeting and Mr. Gelshteyn will hold a majority of your common stock after the offering, investors may not have the right to attend an annual meeting or vote in director elections.

Our response: The Form S-1 filed with the Commission on May 25, 2012 currently includes the following risk factors regarding the Company’s lack of corporate governance (second to last risk factor) and independent directors and Mr. Gelshteyn’s control of corporate actions (ninth risk factor) which address the above comment.

BECAUSE WE ARE NOT SUBJECT TO COMPLIANCE WITH RULES REQUIRING THE ADOPTION OF CERTAIN CORPORATE GOVERNANCE MEASURES, OUR SHAREHOLDERS HAVE LIMITED PROTECTIONS AGAINST INTERESTED DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST AND SIMILAR MATTERS.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted these measures.

Because none of our directors are independent, we do not currently have independent audit, or compensation committees. As a result, the director has the ability, among other things, to determine his own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.”

BECAUSE OUR SOLE OFFICER AND DIRECTOR WILL OWN 53.85% OR MORE OF OUR OUTSTANDING COMMON STOCK, IF ALL THE SHARES BEING OFFERED ARE SOLD, HE WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

If maximum offering shares will be sold, Mr. Gelshteyn, our sole officer and director, will own 53.85 % of the outstanding shares of our common stock. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control.  The interests of Mr. Gelshteyn may differ from the interests of the other stockholders and may result in corporate decisions that are disadvantageous to other shareholders.

6. Please add a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.

Our response: We have added a risk factor in accordance with the comments of the Commission.

Use of Proceeds, page 12

7. We note your statement that your use of proceeds presentation is for “illustrative purposes only and the actual amount of proceeds, if any, may differ.” Please revise to remove this disclaimer and provide the disclosure required by Item 504 of Regulation S-K. We refer you to Instruction 7 of Item 504, which allows registrants to reserve the right to change the use of proceeds, provided the reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed.

Our response: We have revised this section in accordance with the comments of the Commission.

Management’s Discussion and Analysis or Plan of Operation, page 15

General

8. On page 16, you indicate that you will need long term financing beyond the maximum net offering proceeds “to fully implement [your] business plan.” Please describe here or in your description of business what your full business plan entails.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Liquidity and Capital Resources, page 18

9. Please clarify whether significant amounts of the Company’s cash and current assets will be located offshore.

Our response: We have clarified this section in accordance with the comments of the Commission to indicate that significant amounts of the Company’s cash and current assets will be located offshore.

Description of Business, page 19

10. Please revise to clarify who will perform your design services. We note you only have one employee and there is no indication from your plan of operation that you will hire any employees or contractors, other than for the design of your website. Also, please advise us whether a risk factor is necessary to discuss if your lack of employees, other than Mr. Gelshteyn, will limit your ability to obtain and/or complete design projects.

Our response: We have revised the prospectus disclosure to indicate that Mr. Gelshteyn will perform our design services. We do not believe that a risk factor is necessary to discuss our lack of employees as Mr. Gelshteyn is able to obtain and/or complete design projects at this stage.

11. Please revise to clarify whether you intend to offer your services to clients outside of the Czech Republic in the next 12 months. If so, please add further disclosures as to how you will be able to offer your services to clients in locations in other European countries. It is unclear whether such services may be provided remotely, whether significant travel is involved to provide your services to other locations, or whether your competitors offer similar design services remotely or if a market for such services exists.

Our response: We have revised the prospectus disclosure to clarify that we intend to offer our services to clients in the Czech Republic only in the next 12 months.

12. Please revise to clarify the timing of when you will begin your engagement with Mr. Petr Baroch and when you will receive the 50% deposit.

Our response: We have revised the prospectus disclosure to clarify that  our engagement with Mr. Petr Baroch commenced on May 10, 2012 and we will receive the 50% deposit at the end of September 2012.

13. Please revise to clarify who owns the intellectual property you generate and whether you will seek copyright or similar intellectual property protection for your designs. For example, it is unclear whether your clients will own the copyrights for your renderings or if you will grant them a limited license.

Our response: We have revised the prospectus disclosure to clarify that after full payment our clients will own the copyrights for our renderings.

Directors, Executive Officers, Promoters and Control Persons, page 23

14. Please revise to provide a more detailed description of Mr. Gelshteyn’s outside business activities “in the field of designing of residential homes and commercial buildings.” In particular, please clarify whether these activities are the same or similar to those that will be provided by Viatech. Please advise us whether a risk factor is necessary to discuss whether Mr. Gelshteyn’s outside activities may compete with Viatech or any other conflicts of interests.

Our response: We have revised the prospectus disclosure to clarify that Mr. Gelshteyn’s outside business activities are similar to those that will be provided by the Company and added a risk factor regarding a potential conflict of interest.

Future Sales by Existing Stockholders, page 25

15. In light of your nominal operations, please revise this section to clarify the restrictions of Rule 144 transfers and sales if you are deemed a shell company. Please add a risk factor or advise us why do not believe it is necessary.

Our response:  We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that we can be classified as having “no or nominal operations”.  Our management has specific background experience in our line of business as stated in the Registration Statement on Form S-1. From inception, our management has devoted a significant amount of time to the development of our business.  In furtherance of our planned business, our management investigated the market demand for interior design and architectural visualization, 3D rendering and architectural animation services in the Czech Republic market. Additionally, we have executed a Professional Service Agreement with Petr Baroch on May 10, 2012 under which,  we will create a complex interior design project of a residential building and Petr Baroch agrees to pay for performed services. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as “no or nominal operations”.

Please direct any further comments or questions you may have to the company at viatechcorporation @gmail.com and to the Company's legal counsel Mr. David Lubin, Esq. at:

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue

Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Viatcheslav Gelshteyn

Viatcheslav Gelshteyn, President

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